Mail Stop 6010   October 20, 2006

Michael Sosnowik
President
Lab123, Inc.
233 Narrangansett Avenue
Lawrence, NY 11559

Re: Lab123, Inc.
         File 333-137545
         Form SB-2 filed September 22, 2006

 Dear Mr. Sosnowik:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

3. Please file as promptly as possible all exhibits to the registration statement. We note, for example, that you have not filed the warrant relating to the issuance of shares and we have included a number of comments relating to the warrant below. Please note that we may have comments on these materials once they are filed.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

6. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

7. We note your statement that the selling stockholders will sell their shares at a price ranging from $1.15 to $1.90. However, since there is no market for the securities, the shares must be sold at a fixed, pre-determined price. Please revise your disclosure to include a fixed price and make all conforming changes, including but not limited to the plan of distribution, fee table, etc., as necessary.

8. In light of your recent formation, the fact that Biosafe owns almost all your voting stock, your limited number of selling stockholders, the selling stockholders relationship with the company, and the fact that substantially all outstanding shares are being registered for resale, please provide us with an analysis explaining why this offering should be considered a secondary offering rather than a primary offering.

9. Does Barron have any plans to convert its Series A stock or to exercise warrants? If so, you should describe such plans in the Summary and in the Selling Stockholder page.

10. Please consider whether it is appropriate to register for resale shares issued to Mr. Sosnowick that are restricted until August 2007. As Mr. Sosnowick cannot sell the shares until they are vested, why are they being registered for resale at this time?

Prospectus Summary, page 3

11. Please revise your summary to include a brief discussion of your products and background information about the company, such as when the company was incorporated, how the license with Biosafe came about and any other key points relating to the company or the offering.

12. Please revise to disclose when the warrants issued to Barron Partners become exercisable and when the Series A Stock becomes convertible. Also, disclose the exercise price of the warrants. Your summary currently states that you issued "warrants to purchase an

aggregate of $3,774,000 shares of common stock." Please clarify whether you intended to disclose that the warrants were to purchase 3,774,000 shares or whether the exercise price is for $3,774,000.

<u>Risk Factors, page 5</u>
<u>General</u>

13. Please consider whether you should include risk factors relating to the fact that Biosafe owns a very high percentage of your outstanding common stock and effectively controls the company. As a result, Biosafe can prevent a change in control transaction that might be beneficial to shareholders or could take other action which does not benefit unaffiliated stockholders.

14. Please include a risk factor disclosing the reduction in conversion price and exercise price of the Barron series A stock and warrants if you issue stock at a purchase price below the Barron conversion price or warrants or convertible securities at an exercise or conversion price less than the conversion price of the Series A stock.

15. Please revise to include a risk factor disclosing the reduction in the Barron Series A stock conversion price and warrant exercise prices if EBIDTA for the three months ended December 31, 2006 and December 31, 2007 are below certain thresholds.

<u>We have only recently been organized and have very little operating history, page 5</u>

16. Rather than state that the Company is subject to all the risks encountered by a new company, please revise to describe what these risks are. Please also consider whether any of these risks are sufficiently significant to warrant disclosure in a separate stand alone risk factor discussion.

<u>Rapid screening and diagnostic at-home testing devices…, page 5</u>

17. Please explain what you mean when you say you are not licensed to sell products in the professional market.

18. Provide the basis for your belief that the market for your products and other rapid testing products is very large.

<u>We have been the subject of a going concern opinion…, page 5</u>

19. Please revise to explain that a going concern opinion often results in difficulty raising funds and/or in terms that are less favorable to the company.

<u>We may continue to incur losses and are likely to require additional financing, page 5</u>

20. We note your statement that you may be required to limit or completely curtail your research and development activities. This statement implies that you are conducting

research and development activities. Please either revise your "Business" section to describe these activities, or revise this statement to clarify that you do not conduct these activities and you may not be able to conduct them in the future without sufficient financing.

Competition in the human medical diagnostic industry…page 6

21. Please name your competitors in this section and describe the specific advantages held by each relative to the company.

Our products and activities are subject to regulation by various governments and government agencies, page 6

22. We note your statement that distribution outside the U.S. is subject to extensive foreign government regulation. Do you have current plans to distribute your products outside the U.S.? If you do, please revise the "Business" section to describe these plans and any steps you have taken to obtain approval from foreign governments.

Our success depends, in part, on our ability of our partners, to obtain patents and license patent rights…, page 6

23. You describe the risk as being related to litigation costs. Please consider whether there are risks associated with the intellectual property you license being invalidated or an infringement upon the intellectual property of another entity.

We depend on our suppliers for our products' components, page 7

24. It appears that you purchase all of your products from Biosafe. Therefore, it is not clear why you refer to "second vendors for all critical raw materials" and "main supplier for a given material." Please revise or advise.

25. If you purchase all your products from Biosafe, please revise your risk factor heading accordingly. Also, file the supply agreement with Biosafe as an exhibit. If you do not have a formal supply agreement with Biosafe, please specifically state that you do not have such an agreement.

Due to the specialized nature of our business, our success will be highly dependent upon our ability to attract and retain qualified scientific and executive personnel, page 7

26. If Mr. Sosnowik has any plans to leave the company, you should disclose this fact.

The testing, manufacturing and marketing of medical diagnostic devices entails an inherent risk of productivity claims, page 7

27. Please revise to disclose the limitation of your insurance.

There has, to date, been no active public market for our Common stock…, page 8

28. Many of the bullet points warrant separate risk factor disclosure. Please revise to describe each material risk in a stand alone discussion following a heading that identifies the risk and potential consequences.

29. Additionally, if you currently do not have an analyst following and you retain a risk addressing the possibility that your revenue or income may be below analysts' expectations, you should clarify that you do not currently have an analyst following and might never develop an analyst following.

30. Please discuss the penny stock regulations and the consequences of your securities being subject to the penny stock regulations as a separate risk.

Failure to achieve and maintain effective internal controls…, page 9

31. Please revise the statement that you "may be" required to document and test our internal control procedures to state that you will be required.

Because the purchaser of our Series A…p.9

32. Please explain how a right of first refusal could prevent the company from selling stock.

Because the holder of our warrants…, p. 9

33. Please revise to disclose the risk a cashless exercise poses for investors, including a risk of dilution as well as any other potential risks.

The issuance and sale of the registered common stock could result in a change of control, page 10

34. Given the limitation that Barron cannot exercise warrants or convert preferred shares to the extent that Barron or its affiliates would own more than 4.9% of the outstanding stock, please explain how the shares offered by Barron would constitute 49.6% of the outstanding common stock and could result in a change in control.

Determination of offering price, page 10

35. As noted in our comment above, the offering must include a fixed offering price. In addition, we note that Item 505 of Regulation S-B requires that you describe the factors that determine this fixed price. You have not included this information in this section. In this regard, we note that Barron paid $2M for 3.774M shares ($0.53 per share) and now seeks to sell its shares for at least $1.15. As noted in our comment above, it also appears that the warrants will be exercised for $0.80 and $1.10 per share. Your discussion in this section should disclose these premiums and explain the factors which explain the premium that is being received in this short time-frame.

<u>Selling Stockholders, p. 10</u>

36. Please disclose the individual with voting and dispositive power over the shares held by Biosafe.

<u>September 2006 Private Placement to Barron Partners, L.P., page 12</u>

37. Please revise the discussion to quantify the liquidated damages you will be required to pay if you are unable to compose an audit and compensation committee consisting of independent directors. Is there a deadline for composing these committees? Have you considered whether your ability to recruit independent directors is a risk that should be discussed in the risk factor section?

<u>Plan of distribution, page 13</u>

38. You state that Biosafe and Barron may be deemed underwriters. The use of "may be" in this situation is not appropriate as both are underwriters. Please revise the disclosure accordingly.

<u>Business, page16</u>

39. As it appears you are not involved in the manufacturing of clinical diagnostic products, please revise the first sentence accordingly.

<u>Our diagnostic products business, p. 16</u>

40. Please provide support for the following statements:
- Individuals who need testing often avoid it because of the hassle and fear or apprehension of having blood drawn;
- Your products are readily accepted alternatives to traditional testing;
- Your products are widely accepted; and
- Your testing method has attracted thousands of new consumers who were previously reluctant.

Additionally, revise your document to clarify who considers your product to be a readily accepted alternative. For example, is it the users, health care providers, etc.?

41. Similarly, you have included a table showing the benefits of your product on four different criteria and a second table showing size of patient groups. Please revise provide a third party citation for the assertions in both tables or delete them from the registration statement. In addition, you should state where the information originates, as opposed to simply citing Dr. Michelson or stating "estimated with heart disease." Finally, provide us with copies of all supporting materials. These documents should be marked to indicate information supporting your statements.

42. On page 21, you state that in some testing instances, the value of a test would be increased with more immediate, while you wait, results. Please revise to identify the tests that would be more valuable with immediate results.

Markets for our products, page 22

43. On page 22, you cite the following example for your claim that your technology is a broad platform from which additional tests can be quickly derived: "expected time from proof of concept to FDA clearance for extension products is down to just six to ten months and at a probable cost of approximately $1,000,000." This statement implies FDA clearance which is inappropriate. You may state that additional tests are "often" or "sometimes" quickly derived and state the timing and cost of recent extension product clearances but you cannot imply that clearances are expected to be obtained in six to ten months with an expected cost of $1,000,000.

Our License Agreement with Biosafe, page 23

44. Please quantify the minimum annual unit sales requirement.

Patents, Trade Secrets and Trademarks, page 23

45. Please revise to disclose when the licensed patents expire.

Directors, Executive officers…, p. 25

46. You must include a five year biography for both Mr. Sosnowik. You have not described Mr. Sosnowik's activities between 2004 and August, 2006. Please revise accordingly.

Certain relationships and related party transactions, p. 29

47. Please revise your document to include all information required by Item 404 of Regulation SB here in this section, rather than cross referencing to other parts of the document. Additionally, it appears your reference to the agreement between Lab123 should be a reference to Biosafe and Lab123. Please revise accordingly.

Part II
Item 26. Recent Sales of Unregistered Securities

48. Please file the August 30, 2006 agreement that is referenced in your employment agreement with Mr. Sosnowik as an exhibit to the registration statement. The agreement relates to the shares of restricted stock that were issued to Mr. Sosnowik.

49. Please include a description of the agreement that conforms to the requirements of Item 701 of Regulation SB. The cross-reference you have included is not appropriate for the registration statement.

Financial Statements
Statement of Operations, page F-3

50. You state the CEO is providing office space at no charge to the Company (except for office related out-of-pocket expenses). In subsequent financial statements please include provisions to recognize the fair value of the office space as contributed services provided to the Company or advise us why this is not appropriate. See Staff Accounting Bulletin Topic 1:B.1. for guidance.

Note 3 – Summary of Significant Accounting Policies, page F-7

51. Please disclose your revenue recognition policy.

Note 6 – Subsequent Events, page F-10

52. Please tell us and disclose how you plan to account for the Series A Convertible Preferred Stock and the associated warrants. Additionally, please disclose the impact this issuance will have on the financial statements. In your response, please ensure that you identify each of the embedded derivatives and management's assessment of the accounting treatment of each embedded derivative under SFAS 133 and EITF 00-19, including, but not limited to, the registration rights agreement and the variable conversion price. Lastly, please tell us how the registration rights agreement and the cashless exercise provision will effect the accounting treatment of the warrants.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the

adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Darren Ofsink
        Guzov Ofsink
        600 Madison Avenue
        New York, NY 10022
        F: 212-688-7273